SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

EXHIBITS

Exhibit Number

1	Announcement dated August 20, 2017 in respect of Announcement in Relation to Mixed Ownership Reform and Resumption of trading.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: August 21, 2017
	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement in Relation to Mixed Ownership Reform

and

Resumption of trading

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

We refer to the announcements issued by the Company on 10 October 2016, 30 November 2016, 5 April 2017, 24 July 2017 and 9 August 2017 stating that its ultimate parent company, China United Network Communications Group Company Limited may involve China United Network Communications Limited, the controlling shareholder of the Company (the “Unicom A Share Company”), as a platform for contemplating, developing and progressing significant matters relating to the mixed ownership reform, and which may potentially involve a change in the shareholding structure of the Unicom A Share Company.

We also refer to the announcement issued by the Company on 16 August 2017 (the “Announcement”) in relation to the mixed ownership reform plan being implemented by Unicom A Share Company (the “Mixed Ownership Reform Plan”).

On 20 August 2017, Unicom A Share Company published an announcement (the “Announcement of Unicom A Share Company”) in relation to the Mixed Ownership Reform Plan on the website of Shanghai Stock Exchange (www.sse.com.cn). The Company confirms that, the information in relation to the Mixed Ownership Reform Plan disclosed in the Announcement of the Company dated 16 August 2017, including the identities of the investors, their respective shareholding in Unicom A Share Company and the total funds to be raised by Unicom A Share Company, are consistent with the contents of the Announcement of Unicom A Share Company.

1

The Company sets out again the list of the strategic investors in Unicom A Share Company in this announcement, which are consistent with those disclosed in the Announcement of the Company dated 16 August 2017, for the information of the shareholders and investors of the Company.

•	China Life Insurance Company Limited),

•	Shenzhen Tencent Cinda Limited Partnership),

•	Ningbo Meishan Free Trade Port Area Baidu Peng Huan Investment LLP),

•	Suqian Jingdong Sanhong Management Limited Partnership),

•	Hangzhou Ali Venture Capital Co., Ltd.),

•	Suning Commerce Group Co., Ltd.),

•	Shenzhen Kuangchi Connection Technology Investment Limited Partnership),

•	Shenzhen Huaihai Ark IT Investment Fund LLP), whose investors include, among others, (Didi Chuxing Technology Co., Ltd.), (Yonyou Software Co., Ltd.), (Guangdong Eastone Century Technology Co., Ltd.) and (Qianhai Equity Investment Fund LLP),

•	Aegon-Industrial Fund Management Co. Ltd.). The asset management schemes used by Aegon-Industrial Fund Management Co. Ltd. to subscribe for the shares of Unicom A Share Company were funded by (Shanghai Wangsu Investment Management Co., Ltd.) and (CRRC Financial and Securities Investment Co., Ltd.), which is wholly owned by (CRRC Group), and

•	China Structural Reform Fund Corporation Limited).

As disclosed in the Announcement, Unicom A Share Company also intends to discuss with the Company in relation to a proposed subscription of shares of the Company (the “Shares”) either by way of a private placement, or through participation in a rights issue or other means. As at the date of this announcement, the Company has not entered into any agreement in connection with any proposed subscription of the Shares of the Company by Unicom A Share Company. The Company will publish announcement(s) in due course based on the progress of its discussions with Unicom A Share Company in relation to any proposed subscription of Shares of the Company. In the meantime, shareholders and investors in the Company are advised to exercise caution in dealing in the securities of the Company.

RESUMPTION OF TRADING

Trading in the Shares of the Company has been halted with effect from 9:00 a.m. on 16 August 2017 pending the publication of announcements containing inside information of the Company. The Company has applied to The Stock Exchange of Hong Kong Limited for the resumption of trading in the Shares with effect from 9:00 a.m. on 21 August 2017.

2

The English translation of the PRC entities and enterprises and PRC laws and regulations in Chinese is included in this announcement for reference only. In the event of any inconsistency, the Chinese name shall prevail.

By order of the Board China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 20 August 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

3